Exhibit 12.1

GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2011

	2007	2008	2009	2010	2011
	Millions of Dollars
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,254	$1,402	$1,236	$1,414	$1,781
Distributed income of equity investees	2	4	-	3	14
Interest expense, net of amounts capitalized	344	346	386	375	343
Interest component of rental expense	10	17	22	43	60
AFUDC - Debt funds	29	40	40	54	37
Earnings as defined	$1,639	$1,809	$1,684	$1,889	$2,235

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$269	$324	$371	$377	$362
Interest on affiliated loans	66	22	13	13	9
Interest on interim obligations	9	3	1	-	-
Amort of debt disc, premium and expense, net	18	20	20	21	23
Other interest charges	11	16	20	19	(14)
Interest component of rental expense	10	18	22	42	60
Fixed charges as defined	$383	$403	$447	$472	$440

RATIO OF EARNINGS TO FIXED CHARGES	4.28	4.49	3.76	4.00	5.08